STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

RACHEL BAER
MEDIA EXCHANGE GROUP, INC.

NV

Job:C20110527-1622
May 27, 2011

Special Handling Instructions:
05-27-11 FSC/DESIGNATION/EXP/EMAIL/ALF

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Designation	20110397709-09	5/27/2011 11:15:02 AM	1	$175.00	$175.00
24 Hour Expedite	20110397709-09	5/27/2011 11:15:02 AM	1	$125.00	$125.00
Total					$300.00

Payments

Type	Description	Amount
Credit	016353|11052789822041	$300.00
Total		$300.00

Credit Balance: $0.00

Job Contents:
File Stamped Copy(s):   1

RACHEL BAER
MEDIA EXCHANGE GROUP, INC.

NV



150101

150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20110397709-09
Ross Miller Secretary of State State of Nevada	Filing Date and Time 05/27/2011 11:15 AM
	Entity Number C5404-1999

Certificate of Designation
(PURSUANT TO NRS 78.1955)

Please Expedite

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:
Media Exchange Group, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.
SERIES C PREFERRED STOCK

B. Series C Preferred Stock. Twelve thousand (12,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "Series C Preferred Stock" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations:

1. Conversion into Common Stock.

(Continued on attached)

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X ______________________
Signature of Officer

Filing Fee: $175.00

IMPORTANT: *Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.*

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

Certificate of Designation re Series C Preferred
Media Exchange Group, Inc.

Continued:

       1.1   <u>Shareholder Conversion Rights</u>. Each one (1) share of Series C Preferred Stock may be convertible as described herein into one thousand (1,000) shares of Common Stock (the "Series C Conversion Ratio") at any time following the issuance date of such shares. Each holder of Series C Preferred Stock who desires to convert into the Corporation's Common Stock must provide five (5) days written notice (the date of receipt by the Corporation being the "Conversion Date") to the Corporation of its intent to convert one or more shares of Series C Preferred Stock into Common Stock (each a "Conversion Notice"). The Corporation may, in its sole discretion, waive the written notice requirement and allow the immediate exercise of the right to convert.

       1.2   <u>Mechanics of Conversion</u>. No fractional shares of Common Stock shall be issued upon conversion of Series C Preferred Stock and the number of shares of Common Stock to be issued shall be determined by rounding to the nearest whole share (a half share being treated as a full share for this purpose). Such conversion shall be determined on the basis of the total number of shares of Series C Preferred Stock the holder is at the time converting into Common Stock and such rounding shall apply to the number of shares of Common Stock issuable upon aggregate conversion. Prior to any conversion, the certificate or certificates representing Series C Preferred Stock to be converted shall be surrendered to the Corporation, duly endorsed with a medallion stamp guarantee, at the office of the Corporation or its transfer agent. The Corporation shall, within fifteen (15) business days, issue a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled.

       1.3   <u>Adjustment of Series C Conversion Ratio</u>.

          (a)   <u>Stock Splits, Etc</u>. The number and kind of securities issuable upon the conversion of shares of Series C Preferred Stock (the "Series C Conversion Shares") and the Series C Conversion Ratio shall be subject to adjustment from time to time upon the happening of any of the following. In case the Corporation shall: (i) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock or (ii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, then the Series C Conversion Ratio and number of Series C Conversion Shares issuable upon conversion immediately prior thereto shall be adjusted so that the holder of Series C Preferred Stock shall be entitled to receive the kind and number of Series C Conversion Shares or other securities of the Corporation which they would have owned or have been entitled to receive had such shares of Series C Preferred Stock been converted in advance thereof.

          (b)   <u>Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets</u>. In case the Corporation shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the

Corporation is not the surviving corporation or where there is a change in or distribution with respect to the Common Stock of the Corporation), or sell, transfer or otherwise dispose of all or substantially all its property, assets, or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, shares of common stock of the successor of acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of Common Stock of the Corporation, then Series C Preferred Stock holder shall have the right thereafter to receive, upon conversion, the number of shares of common stock of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a holder of the number of shares of Common Stock for which shares of Series C Preferred Stock are exercisable immediately prior to such event. In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, the successor or acquiring corporation (if other than the Corporation) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this designation to be performed and observed by the Corporation and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined in good faith by resolution of the Board) in order to provide for adjustments of shares of Common Stock convertible from shares of Series C Preferred Stock which shall be as nearly equivalent as practicable to the adjustments provided for in this Section.

2.   Voting Rights. The holders of Series C Preferred Stock shall be entitled to notice of any stockholders' meeting and to vote as a single class with the holders of Common Stock upon any matter submitted to the stockholders for a vote as follows: each holder of Series C Preferred Stock shall have such number of votes equal to the number of shares of Common Stock each share of Series C Preferred Stock is convertible into on the record date of such vote. Such voting calculation is hereby authorized by the Corporation and the Corporation acknowledges such calculation may result in the total number of possible votes cast by the holders of Series C Preferred Stock and all other classes of the Corporation's stock in any given voting matter exceeding the total aggregate number of shares which this Corporation shall have authority to issue.

3.   Notices and Communications. The holders of the Series C Preferred Stock shall be entitled to receive all communications sent by the Corporation to the holders of the Common Stock. Unless otherwise specified in the Corporation's Certificate of Incorporation or Bylaws, all notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to it as its principal executive offices, and if to any holder of Series C Preferred Stock, shall be delivered to it at its address as it appears on the stock books of the Corporation.